

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2012

Paul F. DeSantis
Chief Financial Officer
Bob Evans Farms, Inc.
3776 South High Street
Columbus, Ohio 43207

> **Re:** **Bob Evans Farms, Inc.**
> **Form 10-K for the Year Ended April 29, 2011**
> **Filed June 28, 2011**
> **File No. 000-01667**

Dear Mr. DeSantis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 6. Selected Financial Data, page 34

1. Please describe (or cross reference to a discussion of) any factors that materially affect the comparability of the information reflected in selected financial data. Specifically, it appears that impairment charges have materially affected your results of operations. See Instruction 2 of Item 301 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

New Sales, page 37

2. Please explain to us your disclosure on page 39 that you will "continue to work [y]our remodel approach at Mimi's that will conclusively drive sales growth." We note disclosure on page 44 which states that you "do not plan to open, rebuild or remodel any Mimi's."

Liquidity and Capital Resources, page 43

3. When discussing your expected capital expenditures for fiscal 2012, you state that you plan to build six new Bob Evans Restaurants and also plan to rebuild three and remodel 56 existing Bob Evans Restaurants. In addition, you state that you do not plan to open, rebuild or remodel any Mimi's locations. Please expand this discussion to describe the factors that management considered when it decided to allocate substantial resources to expanding its Bob Evans Restaurants operating segment while allocating no resources to the expansion of its Mimi's operating segment.

Item 8. Financial Statements and Supplementary Data

Note 1 – Summary of Significant Accounting Policies, page 53

Segment Information, page 53

4. We note that you have aggregated the Bob Evans Restaurants and Mimi's operating segments into a single reporting segment. In this regard, we also note the following disclosures, which indicate that your operating segments may have dissimilar economic characteristics:

   • On page 35, you disclose that Bob Evans Restaurants are primarily located in the Midwest, mid-Atlantic and Southeast regions of the United States whereas Mimi's are primarily located in California and other western states.

   • On page 36, you report that same-store sales decreased 1.0 percent at Bob Evans Restaurants and decreased 4.5 percent at Mimi's in fiscal 2011 as compared to fiscal 2010.

   • On page 36, you state your belief that the negative same-store sales trend at Mimi's reflects the challenging economic environment in the casual dining sector, as well as pressures on consumer spending in certain key areas, particularly in California, Arizona, Florida and Nevada, which account for approximately 65 percent of Mimi's same-store sales.

   • At the top of page 37, you note that an impairment charge was recorded in fiscal 2011 for eight underperforming Mimi's restaurants (out of 145 locations), but only three underperforming Bob Evans Restaurants (out of 563 locations).

   • On page 39, you state that you do not plan to open or rebuild any Mimi's restaurants in fiscal 2012, but you plan to build six new, rebuild three and expand your "Taste of the Farm" remodel program to 56 Bob Evans Restaurants.

- On page 39, you note that Mimi's experienced negative same-store sales in fiscal 2011 for the fourth consecutive year.

- On page 43, you disclose that you refrained from opening new Mimi's locations in fiscal 2011 (as compared to two in fiscal 2010 and 12 in fiscal 2009), and that you opened two new Bob Evans Restaurants (as compared to zero in fiscal 2010 and one in fiscal 2009).

The disclosures noted above suggest that the restaurant level economics for your Bob Evans Restaurants and Mimi's locations have significantly shifted over the past few years. They also suggest the operating margins of these two operating segments may be dissimilar. Due to these and other factors, aggregation may be precluded. Please revise, as appropriate. If you believe that continued aggregation is justified, please provide us with your analysis. Such analysis should include, but not be limited to, a summary of the revenue, operating income and operating margins (as a percentage of revenue) of your two operating segments for each of the last five fiscal years. Please also address each of the aggregation criteria set forth in ASC 280-10-50-11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 if you have questions regarding comments on legal matters.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief